UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that the Company will be hosting a conference call and webcast presentation on Thursday, November 3rd, 2005 at 2:00 pm PST (5:00 PM EST) discussing its third quarter 2005 financial results.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 24, 2005                                         By:/s/ David M. Hall

                                                                              Name: David M. Hall

                                                                              Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Monday, October 24, 2005

ANGIOTECH TO WEBCAST CONFERENCE CALL DISCUSSING
 THIRD QUARTER 2005 FINANCIAL RESULTS

VANCOUVER, BC, October 24, 2005- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), will webcast its conference call discussing financial results for the third quarter ended September 30, 2005 on Thursday, November 3rd , 2005 at 2:00 PM PST (5:00 PM EST).

The webcast will be available to all interested parties through Angiotech’s website at www.angiotech.com  under Investor Relations or by dialing toll-free in North America to 866-383-8108 (International callers please dial 617-597-5343) and entering Passcode 27335122. To ensure a timely connection to the webcast it is recommended that users register approximately 15 minutes before the conference call. A recording of the call will be available until Thursday, November 10, 2005 by dialing toll-free in North America 888-286-8010 (International at 617- 801-6888) and entering Passcode 50587442. A press release will be issued prior to the conference call.

The conference call will be hosted by William Hunter, President and Chief Executive Officer, and David Hall, Chief Financial Officer.

The webcast will be available for seven days on the Angiotech website.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com

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FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354,

Email: wendyc@wagged.com